DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

February 6, 2014

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: H. Roger Schwall, Assistant Director

Re:	Equal Energy Ltd.

Preliminary Proxy on Schedule 14A

Filed December 31, 2013

File No. 1-34759

Dear Sirs and Mesdames:

On behalf of our client, Equal Energy Ltd. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated January 24, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Proxy Statement”). This letter supplements our conversation with the Staff on January 28, 2014, regarding the above referenced filing. The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

General

1.	We note statements in your filing regarding financing uncertainties, such as at page 52: “It is a condition to the obligations of Petroflow and Petroflow Sub to complete the Arrangement that either Petroflow or Petroflow Sub has received the proceeds of Financing…. If the Financing is not completed, the Arrangement may not be completed” and at page 42 that one of the “risks and other potentially negative factors concerning the Arrangement” is “[t]he risk that Petroflow and Petroflow Sub will not be able to obtain the Financing, which is a condition to their obligations to complete the Arrangement.” Please provide the information Part B of Form S-4 requires for Petroflow and Petroflow Sub and, to the extent material, TexOak. Please see Item 14(c)(1) of Schedule 14A and Instruction 2(a) to Item 14.

The Company respectfully submits that for the reasons set forth below, the requested information should not be required to be included in the Proxy Statement.

DORSEY & WHITNEY LLP — WWW.DORSEY.COM — T 604.687.5151— F 604.687.8504

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USA    CANADA    EUROPE    ASIA

February 6, 2014

As the Staff is aware, Instruction 2(a) to Item 14 of Schedule 14A provides:

In transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item 14 for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g. the security holders of the target company are voting and financing is not assured). Emphasis added.

Therefore, the requested information is required to be provided only if it is material to making an informed voting decision.

The Company respectfully submits that the requested information is not material to an informed voting decision, because the Proxy Statement already includes the information necessary to make an informed voting decision with respect to the proposed business combination, notwithstanding that financial statements and other information specified in Item 14(c)(1) of Schedule 14A (collectively, the “Item 14(c)(1) Information”) have not been provided for Petroflow, Petroflow Sub or TexOak.

Nevertheless, the Proxy Statement will be revised as set forth on Appendix A hereto, in order to provide additional disclosure, including that:

•	Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the proposed transaction and as such are insufficient to fund the cost of the acquisition;

•	Petroflow Sub was organized solely for the purpose of entering into the Arrangement Agreement; and

•	TexOak is not a party to the Arrangement Agreement, has no direct or indirect obligation with respect to efforts to obtain the financing and is not a guarantor of any obligation of Petroflow Sub or Petroflow under the Arrangement Agreement.

The following are the reasons that the Company believes that the Item 14(c)(1) Information is not material to an informed voting decision:

1.	The Company believes that the Item 14(c)(1) Information of Petroflow Sub, Petroflow or TexOak would not be material to the voting decision being made by the Company’s shareholders, because the consideration being offered to shareholders in the transaction consists wholly of cash; the acquiring entity is a shell company established solely to facilitate the acquisition; and the Item 14(c)(1) Information of the acquiror would not be meaningful to a shareholder of the Company in any material respect.

DORSEY & WHITNEY LLP

February 6, 2014

Petroflow

Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the proposed transaction and as such are insufficient to fund the cost of the acquisition. Petroflow is an independent exploration and production company that is based in Tulsa, Oklahoma and was formed in October 2011, following confirmation of the Chapter 11 Plan of Reorganization of its predecessor, North American Petroleum Corporation USA. Petroflow’s principal asset is a secondary held-by-production (HBP) drilling opportunity associated with 9,000 acres of oil and natural gas properties in Oklahoma, Kansas and Illinois. Petroflow derives immaterial cash flows from that asset.

Petroflow Sub

Petroflow Sub was organized solely for the purpose of entering into the Arrangement Agreement. Petroflow Sub has not conducted any activities to date other than those incident to its formation and its execution of the Arrangement Agreement. Under the Arrangement Agreement, at closing, Petroflow Sub will merge with and into Equal, the separate existence of Petroflow Sub will cease and Equal will continue as the surviving corporation.

TexOak

On December 30, 2013, nearly a month after execution of the Arrangement Agreement, Petroflow executed an Agreement and Plan of Merger with TexOak, TexOak Merger Sub, Inc., US Oil & Gas Co. LLC, and certain individual representatives named therein. On the same date, TexOak Merger Sub, Inc. merged with and into Petroflow, with Petroflow surviving as a wholly-owned subsidiary of TexOak. TexOak is not a party to the Arrangement Agreement, has no direct or indirect obligation with respect to efforts to obtain the financing and is not a guarantor of any obligation of Petroflow Sub or Petroflow under the Arrangement Agreement.

2.	Although Instruction 2(a) to Item 14 of Schedule 14A includes a parenthetical at the end that implies that the requested disclosure could be required in situations similar to that of the current transaction, the Company respectfully submits that the parenthetical must be read as nothing more than an example of a situation that potentially could be material and therefore require the applicable disclosure. Accordingly, the Company respectfully submits that the parenthetical is not a standalone requirement, but is just an example that remains subject to the broad premise that disclosure of the applicable information is required only if it would be material to shareholders. Indeed, if the applicable disclosure were to be required in all cases where financing is not assured, then the requirement would have been set forth as a standalone statement rather than as a parenthetical example of a separate requirement.

DORSEY & WHITNEY LLP

February 6, 2014

3.	While Petroflow and Petroflow Sub expect to obtain financing commitment letters with respect to the transaction consideration, such commitment letters are not (and never are) an assurance of financing. Such letters commonly contain conditions (e.g., no material adverse change in the borrower, no adverse developments in the lending markets) that could allow the potential lender to decline to fund the acquisition price. As the Staff is aware, it is for this reason that acquisition agreements have evolved to include reverse termination fees to provide the target’s board of directors with confidence that the acquiror will use all commercially reasonable efforts to obtain the financing and complete the acquisition. The reverse termination fee provided for in the Arrangement Agreement is sufficient inducement for Equal to consider the financing to be as assured as it is in any typical leveraged buyout.

4.	As disclosed on page 42 of the Proxy Statement, in evaluating various strategic alternatives, the Company’s Board of Directors considered the potential impact that the acquiror’s financing would have on its ability to complete the transaction.

5.	The Staff has previously determined that disclosure of an acquiror’s Item 14(c)(1) Information would be immaterial and thus was not required under Instruction 2(a) to Item 14 of Schedule 14A in circumstances similar to those of this transaction. For example, see the SEC comment letter to The Neiman Marcus Group, Inc., dated June 17, 2005; response on behalf of The Neiman Marcus Group, Inc., dated June 24, 2005; SEC response to The Neiman Marcus Group, Inc., dated July 1, 2005; and SEC comment letter to The Neiman Marcus Group, Inc. dated July 6, 2005. The Neiman Marcus Group, Inc. confirmed to the Staff that it did not have “assured” financing in place and, nevertheless, the SEC did not require the inclusion of the acquiror’s Item 14(c)(1) Information.

6.	In addition, the Company respectfully submits that numerous all-cash mergers involving shell acquisition companies that lack meaningful financial statements and guaranteed financing for the acquisition are filed with the SEC and completed every year without the provision of the acquiror’s Item 14(c)(1) Information to the target’s shareholders.

7.	The Item 14(c)(1) Information is not available for Petroflow or Petroflow Sub, and requiring its preparation and inclusion in the Proxy Statement would severely endanger the ability of the parties to complete the transaction before the termination date set forth in the Arrangement Agreement, which is May 1, 2014. Accordingly, given the new disclosure that will be included in the Proxy Statement, the fact that the Item 14(c)(1) Information of Petroflow and Petroflow Sub will add little to the total mix of information made available to shareholders and the fact that Company’s Board of Directors has determined that this transaction is in the best interests of the Company’s shareholders, the Company’s shareholders should be given the opportunity to vote on the transaction. As a result, rather than benefiting investors, requiring the preparation and publication of Petroflow and Petroflow Sub Item 14(c)(1) Information could put the transaction at risk, to the detriment of Equal’s shareholders.

DORSEY & WHITNEY LLP

February 6, 2014

Accordingly, the Company respectfully requests that the Staff concur in the Company’s view that the Item 14(c)(1) Information of Petroflow and Petroflow Sub is not material to Equal shareholders and is therefore not required to be included in the Proxy Statement.

Financing of the Arrangement, page 52

2.	In this section, you suggest that the reverse termination payment is required in the event that the Financing is not completed, but at page 69 under “Termination Payment,” you suggest that the payment would be required in the event of a default of a covenant or obligation. Please clarify whether failure to obtain the proceeds from the Financing would constitute default of a covenant or obligation, and revise to provide consistent disclosure as appropriate.

The Proxy Statement will be revised as set forth on Appendix B hereto.

Fairness Opinion, Appendix F

3.	In its opinion, Global Hunter Securities states in part that “This opinion may not be used or relied upon by any person other than the Board of Directors.” Please obtain and include an appropriately revised opinion that omits that sentence, as stockholders may use and rely upon the opinion.

A revised opinion from Global Hunter Securities that omits the sentence in question has been obtained and will replace the opinion included in the initial filing of the Proxy Statement as Appendix F. A copy of the revised opinion has been included herewith as Appendix C.

*        *        *

DORSEY & WHITNEY LLP

February 6, 2014

On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Don Klapko

Scott Smalling

Equal Energy Ltd.

R. Scott Falk, P.C.

Theodore A. Peto

Kirkland & Ellis LLP

Bradley Squibb

Stikeman Elliott LLP

DORSEY & WHITNEY LLP

APPENDIX A

SUMMARY TERM SHEET

This information circular and proxy statement (“Circular”) contains information related to our special meeting of shareholders (“Meeting”) to be held on [—], at [—], local time, at [—], Calgary, Alberta, and at any adjournments or postponements thereof. We are furnishing this Circular to the shareholders of Equal Energy Ltd. as part of the solicitation of proxies by management of Equal Energy Ltd. on behalf of our board of directors (the “Board”) for use at the Meeting.

Unless the context requires otherwise, throughout this Circular we refer to Equal Energy Ltd, including the subsidiaries through which it conducts business, as “Equal” and as “we,” “our,” “us” and similar words.

In this Circular, unless otherwise specified, all dollar amounts are expressed in U.S. dollars and references to “dollars”, “USD$” or “$” are to U.S. dollars and references to “CDN$” are to Canadian dollars.

This summary highlights the most material terms of the proposed statutory plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (“ABCA”) involving Equal, the holders (“Equal Shareholders”) of common shares of Equal (“Equal Shares”), Petroflow Energy Corporation (“Petroflow”) and Petroflow Canada Acquisition Corp., a wholly-owned subsidiary of Petroflow (“Petroflow Sub”). While this summary describes the principal terms of the Arrangement, this summary may not contain all of the information that is important to you. To understand the Arrangement fully and for a more complete description of the legal terms of the Arrangement, you should carefully read this entire Circular and the documents to which we have referred you. In particular, you should read the appendices attached to this Circular, including the arrangement agreement dated December 6, 2013 attached to the Circular as Appendix A (the “Arrangement Agreement”) and the plan of arrangement (“Plan of Arrangement”) attached as Schedule “A” to the Arrangement Agreement. We have included page references in parentheses to direct you to a more complete description of the topics presented in this summary. See the section of this Circular entitled “Where You Can Find Additional Information” beginning on page 108.

The Parties to the Arrangement (See Page 28)

Equal

Equal, a corporation amalgamated under the laws of Alberta, is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in Oklahoma. Equal also reviews new drilling opportunities and potential property acquisitions in Oklahoma to supplement its exploration and development activities. Equal’s head office is located at 4801 Gaillardia Parkway Suite 325 Oklahoma City, OK 73142 and its telephone number is (405) 242-6000. Equal’s registered office is located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5. The Equal Shares are traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “EQU”. The convertible, unsecured, junior, subordinated debentures of Equal issued February 9, 2011 bearing interest at 6.75% per annum (the “Convertible Debentures”) are traded on the TSX under the symbol “EQU.DB.B”. Additional information regarding Equal is contained in our filings on EDGAR at www.sec.gov and SEDAR at www.sedar.com. See the section of this Circular entitled “Where you can find Additional Information” beginning on page 108.

Petroflow

Petroflow, a corporation existing under the laws of Delaware, a wholly owned subsidiary of TexOak Petro Holdings LLC (“TexOak”), is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, ~~Texas,~~ Kansas and Illinois. It is based in Tulsa, Oklahoma. Its focus is to apply new exploration, completion and development techniques to old fields to unlock previously untapped reserves that were either passed over or never fully exploited. Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the transaction and as such they are insufficient to fund the cost of the acquisition contemplated by the Arrangement and immaterial to your consideration of the Arrangement Resolution (as defined below). The funding of the payment to you for your Equal Shares will be derived entirely from third-party financing. See “The Arrangement – Financing of the Arrangement” on page 52 and “The Plan of Arrangement – Sources of Funds for the Arrangement” on page 55.

On December 30, 2013, Petroflow executed an Agreement and Plan of Merger with TexOak, TexOak Merger Sub, Inc., US Oil & Gas Co. LLC, and certain individual representatives named therein. On the same date, TexOak Merger Sub, Inc. merged with and into Petroflow, with Petroflow surviving as a wholly-owned subsidiary of TexOak. Notwithstanding this transaction, TexOak is not a party to the Arrangement Agreement, has no direct or indirect obligation with respect to efforts to obtain the financing and is not a guarantor of any obligation of Petroflow Sub or Petroflow under the Arrangement Agreement.

(1)

The head offices of TexOak and Petroflow are located at 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and the telephone number for each is (918) 592-1010.

Petroflow Sub

Petroflow Sub is an Alberta corporation and a wholly owned subsidiary of Petroflow. Petroflow Sub exists solely to facilitate the Arrangement and has not engaged in any operations other than in connection with its formation and the negotiation and execution of the Arrangement Agreement and related agreements. Petroflow Sub has not conducted any activities to date other than those incident to its formation and its execution of the Arrangement Agreement and, upon the completion of the Arrangement, it will be merged with and into Equal and the separate existence of Petroflow Sub will cease and Equal will continue as the surviving corporation. The address for Petroflow Sub’s head office is 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and its telephone number is (918) 592-1010.

The Meeting (See Page 22)

Time, Date and Place. In accordance with an order of the Court of Queen’s Bench of Alberta, dated [—], a copy of which is attached to the Circular as Appendix B (the “Interim Order”), the Meeting will be held on [—], at [—], local time, at [—], Calgary, Alberta, and at any adjournments or postponements thereof, to consider and vote upon a special resolution approving the Arrangement (the “Arrangement Resolution”), the full text of which is set forth in Appendix C, with or without variation and to consider and vote upon a non-binding, advisory proposal to approve the compensation that may become payable to Equal’s executive officers named in the table entitled “Golden Parachute Compensation” on page 82 (the “Named Executive Officers”) in connection with the completion of the Arrangement (the “Compensation Proposal”).

Purpose. At the Meeting, you will be asked to consider and vote upon the Arrangement Resolution, the Compensation Proposal and such other proposals as may properly come before the Meeting.

Record Date and Voting Power. Only Equal Shareholders of record at the record date of [—] (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that a registered Equal Shareholder transfers Equal Shares after the Record Date and the transferee produces properly endorsed share certificates evidencing the transferred Equal Shares, or otherwise establishes that it owns the transferred Equal Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included before the Meeting in the list of registered Equal Shareholders, in which case the transferee will be entitled to vote the transferred Equal Shares at the Meeting. On the Record Date, there were 35,806,337 Equal Shares outstanding and entitled to vote.

Quorum. A quorum of Equal Shareholders is necessary to hold the Meeting. A quorum at the Meeting in respect of Equal Shareholders shall be two or more persons present in person, each being an Equal Shareholder entitled to vote at the Meeting or a duly appointed proxy holder, and together holding or representing by proxy no less than 5% of the votes attaching to all outstanding Equal Shares entitled to be voted at the Meeting. If a quorum is present at the opening of the Meeting, the Equal Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the appointed time fixed for the holding of the Meeting, it shall stand adjourned to a fixed time and place as may be determined by the Chairman of the Meeting. No notice of the adjourned Meeting shall be required and, if at such adjourned Meeting a quorum is not present, the Equal Shareholders present in person or by proxy shall constitute a quorum for all purposes.

Required Vote. Pursuant to the Interim Order, at least 66 2⁄3% of the votes cast by Equal Shareholders present in person or represented by proxy at the Meeting must be voted in favour of the Arrangement Resolution in order for it to be approved. In addition, the Arrangement is subject to the approval of a simple majority of the votes cast by Equal Shareholders, excluding the votes of those persons whose votes may not be included in determining minority approval of a business combination under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Votes will be counted by the scrutineers appointed for the Meeting, who will count with respect to each proposal, votes “For” and “Against”.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, at their discretion and without further notice to or approval of the Equal Shareholders to (a) amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court and (b) subject to the provisions of the Arrangement Agreement, not to proceed with the Arrangement.

(2)

Q:	How does the Arrangement Consideration compare to the market price of Equal Shares prior to the announcement of the Arrangement?

A:	The USD$5.43 per Equal Share Arrangement Consideration represents approximately a 22% premium over USD$4.44, the closing price of the Equal Shares on the TSX on November 18, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for November 18, 2013), the trading day prior to the announcement that Equal’s strategic alternatives process had successfully resulted in exclusive negotiations with another party and a 23% premium over USD$4.43, the closing price of the Equal Shares on the NYSE on November 18, 2013. The Arrangement Consideration also represents approximately a 54% premium over USD$3.53, the closing price of the Equal Shares on the TSX on March 22, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for March 22, 2013), the trading day prior to Equal’s announcement that it was pursuing a strategic alternatives process and a 56% premium over USD$3.49, the closing price of the Equal Shares on the NYSE on March 22, 2013.

Q:	Is the Arrangement expected to result in a tax liability for Canadian or U.S. federal income tax purposes?

A:	The Arrangement will be taxable to Equal Shareholders for U.S. federal and Canadian income tax purposes. See the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations” beginning on page 89 and the section of the Circular entitled “Certain United States Federal Income Tax Considerations” beginning on page 93.

Q:	Should I send in my Equal Share certificates now?

A:	No. Promptly after the Arrangement is completed, each holder of record immediately prior to the Effective Time will be sent a letter of transmittal (a “Letter of Transmittal”), together with written instructions for exchanging share certificates for the payment of the Arrangement Consideration in cash. These instructions will tell you how and where to send your certificates in exchange for your Arrangement Consideration. You will receive your Arrangement Consideration after Olympia, the Depositary under the Arrangement receives your share certificates and any other documents and instruments as the Depositary reasonably requires.

Q:	What should I do if I have lost my share certificates?

A:	The materials you are sent after the completion of the Arrangement will include the procedures that you must follow if you cannot locate your share certificate. Such procedures will include signing an affidavit attesting to the loss of your share certificate. You may also be required to provide a bond in order to cover any potential loss or take such other steps as the Depositary, Petroflow or Petroflow Sub may require.

Q:	What happens if I sell my shares before the Meeting?

A:	The Record Date to receive notice of and vote at the Meeting of [—] is earlier than the Meeting and the date that the Arrangement is expected to be completed. If you transfer your Equal Shares after the Record Date but before the Meeting, you will retain your right to vote at the Meeting, unless a transferee of the Equal Shares after the Record Date validly establishes a right to vote at the Meeting by providing evidence of ownership of such Equal Shares and demanding that his or her name be placed on the Equal Shareholder list for the Meeting in place of your name. If you transfer your Equal Shares before the Arrangement is completed you will have transferred the right to receive the Arrangement Consideration. In order to receive the Arrangement Consideration, you must hold your Equal Shares through completion of the Arrangement.

Q:	When do you expect the Arrangement to be completed?

A:	Equal expects the Effective Date to be on our about [—].

(14)

Q:	Is Petroflow’s and Petroflow Sub’s obligation to complete the Arrangement subject to Petroflow’s and Petroflow Sub’s receipt of financing?

A:	Yes. Pursuant to the Arrangement Agreement it is a condition to the obligations of Petroflow and Petroflow Sub to complete the Arrangement that either Petroflow or Petroflow Sub has received the proceeds of the Financing. If the Financing is not completed due to Petroflow’s breach of its covenant to obtain the Financing and Equal is not then in breach of the Arrangement Agreement in a manner that would cause the conditions to the obligations of Petroflow Sub and Petroflow under the Arrangement Agreement to not be satisfied, the Arrangement may not be completed, in which case Petroflow would be required to pay a reverse termination payment to Equal in the amount of USD$2,000,000, pursuant to the Arrangement Agreement. The Board did not consider the financial statements of Petroflow or Petroflow Sub or rely on the financial condition of Petroflow or Petroflow Sub in determining that the transaction is in the best interests of Equal Shareholders. The Board relied upon the reverse termination fee as adequate assurance for Equal Shareholders and a sufficient inducement to Petroflow to obtain the Financing for the transaction and close the acquisition.

Q:	Am I entitled to Dissent Rights?

A:	Under the ABCA, as modified by the Plan of Arrangement and the Interim Order, holders of Equal Shares who do not vote in favour of the Arrangement Resolution will have the right to seek the fair value of their shares if the Arrangement is completed, but only if they strictly comply with the applicable provisions of the ABCA, as modified by the Plan of Arrangement and Interim Order, which are explained in this Circular. For additional information about Dissent Rights, see the section of Circular entitled “Dissent Rights” beginning on page 88 and Appendix D to the Circular.

Q:	Do any Equal directors or executive officers have interests in the Arrangement that may differ from those of Equal Shareholders generally?

A:	Yes. Certain directors and executive officers of Equal may have interests in the Arrangement that are different than those of Equal Shareholders generally. Equal’s Board and the Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Arrangement Agreement and the Arrangement and recommending that the Arrangement Resolution be approved by the Equal Shareholders. See the section of the Circular entitled “Interests of our Directors and Executive Officers in the Arrangement” beginning on page 71 and “Minority Approval” beginning on page 69 for a description of those interests.

Q:	Is the Arrangement subject to any conditions?

A:	Yes. The Arrangement may not be effected unless a number of conditions are satisfied or, to the extent permitted by applicable law, waived. For a summary of the conditions that must be satisfied or waived prior to the completion of the Arrangement, see the section of the Circular entitled “The Arrangement Agreement – Conditions” beginning on page 64.

Q:	What happens if the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved by the Equal Shareholders, or if the Arrangement is not completed for any other reason, you will not receive any payment for your Equal Shares in connection with the Arrangement. The Equal Shares will continue to be traded on the TSX and the NYSE. Under certain specified circumstances, we may be required to pay Petroflow a termination payment or Petroflow may be required to pay us a reverse termination payment, with respect to the termination of the Arrangement Agreement, as described under “The Arrangement Agreement – Termination Payments” beginning on page 64.

Q:	What do I need to do now?

A:	After you carefully read this Circular in its entirety, including its appendices thereto, consider how the Arrangement affects you and then vote or provide voting instructions as described in this Circular. We encourage you to read the Circular carefully and in its entirety, consider your options and please vote, as your vote is very important.

Q:	Who can vote at the Meeting?

A:	Only Equal Shareholders of record as of the Record Date of [—] will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that a registered Equal Shareholder transfers Equal Shares after the Record Date and the transferee produces properly endorsed share certificates evidencing the transferred Equal Shares, or

(15)

Advice for Non-Registered Shareholders

The information set forth in this section is of significant importance to many Equal Shareholders, as a substantial number of the Equal Shareholders do not hold their Equal Shares in their own name.

Equal Shareholders who do not hold their Equal Shares in their own name should note that only proxies deposited by the Equal Shareholders whose name appears on the records of Equal as a registered holder of Equal Shares can be recognized and acted upon at the Meeting. If Equal Shares are listed in an account statement provided to an Equal Shareholder by a broker, then in almost all cases those Equal Shares are held in “street name” and will not be registered in the Equal Shareholder’s name on the records of Equal. Such Equal Shares will more likely be registered under the name of the Equal Shareholder’s broker or an agent of that broker. For example, in Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

If your Equal Shares are held in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Equal Shareholders in order to ensure that their Equal Shares are voted at the Meeting. Often, the form of proxy supplied to a non-registered Equal Shareholder by its broker is identical to the form of proxy provided to registered Equal Shareholders; however, a non-registered Equal Shareholder receiving a voting instruction form  from a broker cannot use that form to vote Equal Shares directly at the Meeting and must follow the procedures and instructions set  forth by their broker.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The non-registered Equal Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the non-registered Equal Shareholder can call a toll-free telephone number to vote the Equal Shares held by the non-registered Equal Shareholder or the non-registered Equal Shareholder can complete an on-line voting form to vote their Equal Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Equal Shares to be represented at the Meeting.

Brokers who hold shares of Equal Shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine,” such as approval of the Arrangement Agreement, without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker or other nominee that are present in person or represented at the meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. Because all proposals for the Meeting are non-routine and non-discretionary, Equal anticipates that there will not be any broker non-votes in connection with any proposal. If your broker or other nominee holds your Equal Shares in “street name,” your broker or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this proxy statement.

THE ARRANGEMENT

The following discussion summarizes the material terms of the proposed Arrangement and does not purport to be complete and is qualified in its entirety by reference to the Plan of Arrangement and Arrangement Agreement. Equal Shareholders should read the Arrangement Agreement, which is attached as Appendix A to this Circular, and the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, each in its entirety as they are the legal documents that govern the arrangement.

General Description of the Arrangement

Pursuant to the Plan of Arrangement, at the Effective Time, Petroflow Sub will acquire all the issued and outstanding Equal Shares from the Equal Shareholders. Following and as a result of the Arrangement, current holders of Equal Shares will no

(27)

longer have any interest in, and will no longer be shareholders of, Equal, and will not participate in any of Equal’s future earnings or growth. In addition, if the Arrangement is completed, it is expected that the Equal Shares will be delisted from the TSX and NYSE in the days following its completion. It is expected that the Convertible Debentures will remain listed on the TSX immediately after the completion of the Arrangement, to the extent that Convertible Debentures remain outstanding following completion of the Arrangement.

Parties to the Arrangement

Equal

Equal, a corporation amalgamated under the laws of Alberta, is engaged in the exploration for, and acquisition, development and production of, petroleum and natural gas with operations in Oklahoma. Equal also reviews new drilling opportunities and potential property acquisitions in Oklahoma to supplement its exploration and development activities. Equal’s head office is located at 4801 Gaillardia Parkway Suite 325 Oklahoma City, OK 73142 and its telephone number is (405) 242-6000. Equal’s registered office is located at 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, Canada T2P 5C5. The Equal Shares are traded on the TSX and NYSE under the symbol “EQU”. The Convertible Debentures are traded on the TSX under the symbol “EQU.DB.B”. Additional information regarding Equal is contained in our filings on EDGAR at www.sec.gov and SEDAR at www.sedar.com. See the section of this Circular entitled “Where you can find Additional Information” beginning on page 108.

Petroflow

Petroflow, a corporation existing under the laws of Delaware, a wholly owned subsidiary of TexOak, is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, ~~Texas,~~ Kansas and Illinois. It is based in Tulsa, Oklahoma. Its focus is to apply new exploration, completion and development techniques to old fields to unlock previously untapped reserves that were either passed over or never fully exploited. Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the transaction and as such they are insufficient to fund the cost of the acquisition contemplated by the Arrangement and immaterial to your consideration of the Arrangement Resolution. The funding of the payment to you for your Equal Shares will be derived entirely from third-party financing. See “The Arrangement - Financing of the Arrangement” on page 52 and “The Plan of Arrangement - Sources of Funds for the Arrangement” on page 55.

On December 30, 2013, Petroflow executed an Agreement and Plan of Merger with TexOak, TexOak Merger Sub, Inc., US Oil & Gas Co. LLC, and certain individual representatives named therein. On the same date, TexOak Merger Sub, Inc. merged with and into Petroflow, with Petroflow surviving as a wholly-owned subsidiary of TexOak. Notwithstanding this transaction, TexOak is not a party to the Arrangement Agreement, has no direct or indirect obligation with respect to efforts to obtain the Financing and is not a guarantor of any obligation of Petroflow Sub or Petroflow under the Arrangement Agreement.

The head offices of TexOak and Petroflow are located at 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and the telephone number for each is (918) 592-1010.

Petroflow Sub

Petroflow Sub is an Alberta corporation and a wholly owned subsidiary of Petroflow. Petroflow Sub exists solely to facilitate the Arrangement and has not engaged in any operations other than in connection with its formation and the negotiation and execution of the Arrangement Agreement and related agreements. Petroflow Sub has not conducted any activities to date other than those incident to its formation and its execution of the Arrangement Agreement and, upon the completion of the Arrangement, it will be merged with and into Equal and the separate existence of Petroflow Sub will cease and Equal will continue as the surviving corporation.

The address for Petroflow Sub’s head office is 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and its telephone number is (918) 592-1010.

Treatment of Equal Securities Pursuant to the Arrangement

Equal Shares

Under the Arrangement, pursuant to the terms of the Arrangement Agreement, Equal Shareholders (who have not validly exercised their right to dissent) will be entitled to receive the Arrangement Consideration of USD$5.43 per Equal Share they own immediately prior to the Effective Time, in cash, subject to adjustment pursuant to the terms of the Arrangement Agreement, less applicable withholding taxes and deductions. Expressed in Canadian dollars for reference only, the Arrangement Consideration equals CDN$5.77 based on the Bank of Canada noon rate on December 24, 2013, the latest practicable date prior to the date of the Circular.

Pursuant to the Arrangement Agreement, if, on or after the date of the Arrangement Agreement, Equal declares, sets aside or pays any dividend or other distribution, other than the Permitted Dividend, payable in cash, securities, property or otherwise with respect to the Equal Shares, or sets a record date therefor that is prior to the Effective Time, then the Arrangement

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Consideration will be adjusted to reflect each such dividend or other distribution by way of a reduction in the Arrangement Consideration by an amount equal to the amount of such dividend or distribution per Equal Share. Pursuant to the Arrangement Agreement, the Permitted Dividend means the USD$0.05 per Equal Share ordinary course dividend declared on November 14, 2013 and paid on December 20, 2013 to holders of record on December 2, 2013.

Options

Under the Arrangement, each Option outstanding immediately prior to the Effective Time (whether vested or unvested), shall be transferred from the Optionholder to Equal. Upon such transfer, if the Arrangement Consideration, expressed in Canadian dollars, in respect of each Option, exceeds the exercise price per Equal Share of such Option, the Optionholder will receive cash consideration equal to such difference, subject to applicable withholding taxes and deductions. Where the Arrangement Consideration, expressed in Canadian dollars, in respect of each Option, does not exceed the exercise price per Equal Share of such Option, the Optionholder will not receive any payment in respect of such Option. All Options will be cancelled immediately after transfer to Equal. Pursuant to the Arrangement Agreement, Equal has agreed to take all steps necessary or desirable to give effect to the foregoing, including entering into option cancellation agreements with each Optionholder in respect of all Options and to obtain necessary consents from Optionholders to the transfer and cancellation of the Options as described above.

Restricted Shares

At the Effective Time, each Equal Share in respect of any unvested Restricted Share, not already issued, will be issued (subject to applicable tax withholdings and other source deductions) to the RSP Plan participants, and any share grant agreement under the RSP Plan and the RSP Plan will be terminated notwithstanding the terms thereof. RSP Plan participants who are holders of Restricted Shares at the Effective Time will be entitled to receive the Arrangement Consideration in exchange for their Equal Shares issued pursuant to Restricted Shares on the same basis as other Equal Shareholders.

Convertible Debentures

Pursuant to the Arrangement Agreement, Petroflow Sub has agreed to satisfy, or cause Equal to satisfy, all of Equal’s obligations under the Indenture arising in connection with or at any time following the implementation of the Arrangement, including complying with Equal’s obligations under the Indenture to make offers to Debentureholders to purchase the Convertible Debentures as required in connection with a “change of control” or “cash change of control” (as such terms are defined in the Indenture), pursuant to the terms of the Indenture.

Pursuant to the Indenture, following the Arrangement, Equal will be required to make an offer to purchase any Convertible Debentures that remain outstanding in the amount of 101% of the principal amount of the Convertible Debentures plus accrued and unpaid interest up to a date that is 30 business days after the offer is mailed to Debentureholders in accordance with the terms of the Indenture.

Pursuant to the Indenture, following the Arrangement, each Debentureholder will no longer have the right to receive Equal Shares on conversion of its Convertible Debentures, but will have the right to receive in lieu of such Equal Shares, the Arrangement Consideration which such Debentureholder would have been entitled to receive had it been the holder of such number of Equal Shares at the Effective Time that it was entitled to acquire pursuant to its conversion right. The Convertible Debentures have a conversion price of CDN$8.55 per Equal Share as of December 24, 2013, the latest practicable date prior to the date of the Circular, which is greater than the Arrangement Consideration expressed in Canadian dollars of CDN$5.77 (based on the Bank of Canada noon rate on such date).

Pursuant to the Arrangement Agreement, Equal has agreed, if requested by Petroflow Sub prior to the Effective Date, to use its commercially reasonable efforts to obtain, at Petroflow Sub’s expense, all waivers, consents and approvals from the Debentureholders to amend the obligations of Equal under the Indenture by way of a consent solicitation or otherwise. As at the date of the Circular, Petroflow and Petroflow Sub have not advised Equal of any intention to make a request that Equal take a specific action with respect to the Convertible Debentures and there is no certainty that any action or any particular action will be taken with respect to the Convertible Debentures prior to the Effective Time.

The Debentureholders, as such, will not vote with respect to the Arrangement.

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•	Fairness Opinion. The Board asked GHS to opine as to the fairness, from a financial point of view, of the Arrangement Consideration to be received by the Equal Shareholders. The Fairness Opinion, delivered to the Board on December 6, 2013, states that based on and subject to the assumptions made, matters considered and qualifications and limitations on the scope of the review undertaken by GHS, as described in the Fairness Opinion, the consideration of USD$5.43 per Equal Share, in cash, to be paid in connection with the Arrangement was fair, from a financial point of view, to the Equal Shareholders (excluding holders exercising Dissent Rights and Excluded Holders) as of the date of the Fairness Opinion, as more fully described under the heading “The Arrangement – Fairness Opinion” beginning on page 43.

•	Premium to Prevailing Trading Price. The USD$5.43 per Equal Share Arrangement Consideration represents approximately a 22% premium over USD$4.44, the closing price of the Equal Shares on the TSX on November 18, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for November 18, 2013), the trading day prior to the announcement that Equal’s strategic alternatives process had successfully resulted in exclusive negotiations with another party and a 23% premium over USD$4.43, the closing price of the Equal Shares on the NYSE on November 18, 2013. The Arrangement Consideration also represents approximately a 54% premium over USD$3.53, the closing price of the Equal Shares on the TSX on March 22, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for March 22, 2013), the trading day prior to Equal’s announcement that it was pursuing a strategic alternatives process and a 56% premium over USD$3.49, the closing price of the Equal Shares on the NYSE on March 22, 2013.

•	Terms of Arrangement Agreement; Ability to Respond to Unsolicited Proposals. The terms and conditions of the Arrangement Agreement, including our ability to consider and respond, under certain circumstances specified in the Arrangement Agreement, to an unsolicited proposal for a business combination from a third party prior to approval of the Arrangement Resolution by the Equal Shareholders, and the right of the Board after complying with the terms of the Arrangement Agreement to terminate the Arrangement Agreement in order to accept a superior proposal subject to payment of a termination payment of USD$2,000,000.

•	Reverse Termination Payment. If the Arrangement Agreement is terminated under certain circumstances, Petroflow will be required to pay Equal a reverse termination payment in the amount of USD$2,000,000 as described under “The Arrangement Agreement – Termination Payment” beginning on page 68. The Board relied upon the reverse termination fee as adequate assurance for Equal Shareholders and a sufficient inducement to Petroflow to obtain the Financing for the transaction and close the acquisition.

•	Dissent Rights. The availability under Alberta law of Dissent Rights to Equal Shareholders who do not vote in favour of the Arrangement Resolution and otherwise comply with all the required procedures under the ABCA, as modified by the Interim Order and Plan of Arrangement, which allows such Equal Shareholders to seek payment of the fair value of their Equal Shares.

The Board and the Special Committee also considered a variety of risks and other potentially negative factors concerning the Arrangement. These factors included the following:

•	No Shareholder Participation in Potential Future Growth or Earnings. The fact that the Equal Shareholders will cease to participate in Equal’s potential future earnings growth or benefit from any future increase in its value following the Arrangement and the possibility that the price of the Equal Shares might have increased in the future to a price greater than the USD$5.43 per Equal Share Arrangement Consideration.

•	Nonsolicitation Restrictions. The restrictions that the Arrangement Agreement imposes on our ability to solicit competing proposals.

•	Financing. The risk that Petroflow and Petroflow Sub will not be able to obtain the Financing, which is a condition to their obligations to complete the Arrangement.

•	Termination Payment. The possibility that the termination payment of USD$2,000,000 payable by Equal to Petroflow if the Arrangement Agreement is terminated in certain circumstances may discourage other bidders.

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Extinction of Rights

The Plan of Arrangement provides that, subject to any applicable laws governing unclaimed personal property, if any Equal Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Equal Shares (or an affidavit of loss and bond or other indemnity as applicable), together with such other documents or instruments required to effect the transfer of Equal Shares, on or before the last business day before the third anniversary of the Effective Date, such Equal Shareholder shall be deemed to have donated and forfeited to Petroflow Sub any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Equal Shareholder to which such Equal Shareholder is entitled. At and after the Effective Time, any certificate formerly representing Equal Shares shall represent only the right to receive the Arrangement Consideration in accordance with the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Petroflow Sub and shall be cancelled.

Sources of Funds for the Arrangement

The completion of the Arrangement is subject to a financing condition. See “Financing of the Arrangement” beginning on page 52. Petroflow Sub is expected to pay an aggregate amount of approximately USD$227 million (approximately CDN$241 million based on the Bank of Canada noon rate on December 24, 2013), subject to adjustment in accordance with the Arrangement Agreement, to acquire all of the outstanding Equal Shares assuming that no Equal Shareholders validly exercise their right to dissent. Petroflow Sub has no material assets other than the Arrangement Agreement. Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the transaction and as such they are insufficient to fund the cost of the acquisition contemplated by the Arrangement and immaterial to your consideration of the Arrangement Resolution. The funding of the payment to you for your Equal Shares will be derived entirely from third-party financing. The Board did not consider the financial statements of Petroflow or Petroflow Sub or rely on the financial condition of Petroflow or Petroflow Sub in determining that the transaction is in the best interests of Equal Shareholders. The Board relied upon the reverse termination fee as adequate assurance for Equal Shareholders and a sufficient inducement to Petroflow to obtain the Financing for the transaction and close the acquisition.

Stock Exchange Delisting

If the Arrangement is completed, it is expected that the Equal Shares will be delisted from the TSX and NYSE in the days following its completion. It is expected that the Convertible Debentures will remain listed on the TSX immediately after the completion of the Arrangement, to the extent that Convertible Debentures remain outstanding following completion of the Arrangement. See the section of this Circular entitled “The Arrangement – Treatment of Equal Securities Pursuant to the Arrangement – Convertible Debentures” beginning on page 29.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

•	the Arrangement must be approved by the Equal Shareholders in the manner set forth in the Interim Order;

•	the Court must grant the Final Order approving the Arrangement;

•	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

•	the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Equal Shareholder Approval

At the Meeting, pursuant to the Interim Order, the Equal Shareholders will be asked to approve the Arrangement Resolution. Each Equal Shareholder shall be entitled to vote on the Arrangement Resolution, with the Equal Shareholders entitled to one vote per Equal Share. The requisite approval for the Arrangement Resolution is at least (i) 66 2⁄3% of the votes cast on the Arrangement Resolution by the Equal Shareholders present in person or represented by proxy at the Meeting and (ii) a simple majority of the votes cast on the Arrangement Resolution by the Equal Shareholders, excluding the votes of those persons whose votes may not be included in determining minority approval of a business combination under MI 61-101. The Arrangement Resolution must receive Equal Shareholder approval in order for Equal to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the terms of the Final Order.

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During the twelve-month period prior to the date of this Circular, Equal issued the following Equal Shares on the exercise of Options:

Date of Issue	Number of Equal Shares Issued	Price per Equal Share (CDN$)
N/A	Nil.	N/A

During the twelve-month period prior to the date of this Circular, Equal has not issued any Convertible Debentures and no Convertible Debentures have been converted into Equal Shares.

Directors and Officers of Equal

The names, municipality of residence and positions with Equal of the directors and executive officers of Equal and their holdings, as at December 24, 2013, of Equal Shares, Options, Restricted Shares and Convertible Debentures are set out above in the section of this Circular entitled “Interests of Our Directors and Executive Officers in the Arrangement” beginning on page 71.

INFORMATION CONCERNING PETROFLOW

Petroflow, a corporation existing under the laws of Delaware, a wholly owned subsidiary of TexOak, is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, ~~Texas,~~ Kansas and Illinois. It is based in Tulsa, Oklahoma. Its focus is to apply new exploration, completion and development techniques to old fields to unlock previously untapped reserves that were either passed over or never fully exploited. Petroflow’s historical and current assets and cash flow from operations are insignificant relative to the size of the transaction and as such they are insufficient to fund the cost of the acquisition contemplated by the Arrangement and immaterial to your consideration of the Arrangement Resolution. The funding of the payment to you for your Equal Shares will be derived entirely from third-party financing.

On December 30, 2013, Petroflow executed an Agreement and Plan of Merger with TexOak, TexOak Merger Sub, Inc., US Oil & Gas Co. LLC, and certain individual representatives named therein. On the same date, TexOak Merger Sub, Inc. merged with and into Petroflow, with Petroflow surviving as a wholly-owned subsidiary of TexOak. Notwithstanding this transaction, TexOak is not a party to the Arrangement Agreement, has no direct or indirect obligation with respect to efforts to obtain the Financing and is not a guarantor of any obligation of Petroflow Sub or Petroflow under the Arrangement Agreement.

The head offices of TexOak and Petroflow are located at 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and the telephone number for each is (918) 592-1010.

INFORMATION CONCERNING PETROFLOW SUB

Petroflow Sub is an Alberta corporation and a wholly owned subsidiary of Petroflow. Petroflow Sub exists solely to facilitate the Arrangement and has not engaged in any operations other than in connection with its formation and the negotiation and execution of the Arrangement Agreement and related agreements. Petroflow Sub has not conducted any activities to date other than those incident to its formation and its execution of the Arrangement Agreement and and, upon the completion of the Arrangement, it will be merged with and into Equal and the separate existence of Petroflow Sub will cease and Equal will continue as the surviving corporation.

The address for Petroflow Sub’s head office is 525 S. Main Street, Suite 1120, Tulsa Oklahoma 74103 and its telephone number is (918) 592-1010.

PROPOSAL NO. 1: THE ARRANGEMENT

As discussed elsewhere in this Circular, the Equal Shareholders will consider and vote on a proposal to approve the Arrangement Resolution attached to this Circular as Appendix C, which approval shall include the adoption of the Plan of Arrangement and the approval of the Arrangement Agreement. You should carefully read this Circular in its entirety for more detailed information concerning the Arrangement. In particular, you should read in its entirety the Arrangement Agreement attached as Appendix A to this Circular and the Plan of Arrangement attached as Schedule “A” to the Arrangement Agreement.

The Board unanimously recommends that you vote “FOR” the approval of the Arrangement Resolution.

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APPENDIX B

Lock-Up Agreements (See Page 52)

The directors and officers of Equal and its subsidiaries have entered into Lock-Up Agreements with Petroflow and Petroflow Sub pursuant to which they have agreed, among other things, to vote the Equal Shares beneficially owned or controlled by them in favour of the Arrangement Resolution. At the Record Date of [—], the directors and officers of Equal and its subsidiaries beneficially owned or controlled 693,065 Equal Shares, representing approximately 1.9% of the Equal Shares outstanding. The form of Lock-Up Agreement is attached to the Circular as Appendix E.

Financing of the Arrangement (See Page 52)

It is a condition to the obligations of Petroflow and Petroflow Sub to complete the Arrangement that either Petroflow or Petroflow Sub has received the proceeds of debt financing for the purposes of financing the transactions contemplated by the Arrangement Agreement and related fees and expenses (the “Financing”). If the Financing is not completed due to Petroflow’s breach of its covenant to obtain the Financing and Equal is not then in breach of the Arrangement Agreement in a manner that would cause the conditions to the obligations of Petroflow Sub and Petroflow under the Arrangement Agreement to not be satisfied, the Arrangement may not be completed, in which case Petroflow would be required to pay a reverse termination payment to Equal in the amount of USD$2,000,000, pursuant to the Arrangement Agreement. The Board did not consider the financial statements of Petroflow or Petroflow Sub or rely on the financial condition of Petroflow or Petroflow Sub in determining that the transaction is in the best interests of Equal Shareholders. The Board relied upon the reverse termination fee as adequate assurance for Equal Shareholders and a sufficient inducement to Petroflow to obtain the Financing for the transaction and close the acquisition.

See Section 10.2(f) of the Arrangement Agreement, which is attached as Appendix A to this Circular, for full particulars relating to the Reverse Termination Payment.

Market Price and Dividend Data (See Page 84)

The USD$5.43 per Equal Share Arrangement Consideration represents approximately a 22% premium over USD$4.44, the closing price of the Equal Shares on the TSX on November 18, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for November 18, 2013), the trading day prior to the announcement that Equal’s strategic alternatives process had successfully resulted in exclusive negotiations with another party and a 23% premium over USD$4.43, the closing price of the Equal Shares on the NYSE on November 18, 2013. The Arrangement Consideration also represents approximately a 54% premium over USD$3.53, the closing price of the Equal Shares on the TSX on March 22, 2013 (converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate published for March 22, 2013), the trading day prior to Equal’s announcement that it was pursuing a strategic alternatives process and a 56% premium over USD$3.49, the closing price of the Equal Shares on the NYSE on March 22, 2013. See the section of this Circular entitled “Market Price and Dividend Data” beginning on page 84. You are encouraged to obtain current market quotations for Equal Shares in connection with voting your Equal Shares.

Equal did not pay any dividends on the Equal Shares during calendar years 2010, 2011 or 2012. On November 27, 2012, Equal announced the initiation of a USD$0.20 per Equal Share annual dividend beginning January 1, 2013, payable at the end of each calendar quarter. A cash dividend of USD$0.05 per Equal Share was paid on March 31, 2013 to Equal Shareholders of record at the close of business on March 1, 2013. A cash dividend of USD$0.05 per Equal Share was paid on June 28, 2013 to Equal Shareholders of record at the close of business on June 3, 2013. A cash dividend of USD$0.05 per Equal Share was paid on September 25, 2013 to Equal Shareholders of record at the close of business on September 2, 2013. In accordance with the terms of the Arrangement Agreement, Equal declared the USD$0.05 per Equal Share Permitted Dividend on November 14, 2013 and paid such Permitted Dividend on December 20, 2013 to Equal Shareholders of record on December 2, 2013.

Pursuant to the Arrangement Agreement, if, on or after the date of the Arrangement Agreement, Equal declares, sets aside or pays any dividend or other distribution, other than the Permitted Dividend, payable in cash, securities, property or otherwise with respect to the Equal Shares, or sets a record date therefor that is prior to the Effective Time, then the Arrangement Consideration will be adjusted to reflect each such dividend or other distribution by way of a reduction in the Arrangement Consideration by an amount equal to the amount of such dividend or distribution per Equal Share. Pursuant to the Arrangement Agreement, the Permitted Dividend means the USD$0.05 per Equal Share ordinary course dividend declared on November 14, 2013 and paid on December 20, 2013 to holders of record on December 2, 2013.

See the section of this Circular entitled “Market Price and Dividend Data” beginning on page 84.

Stock Exchange Delisting (See Page 55)

If the Arrangement is completed, it is expected that the Equal Shares will be delisted from the TSX and NYSE in the days following its completion. It is expected that the Convertible Debentures will remain listed on the TSX immediately after the completion of the Arrangement, to the extent that Convertible Debentures remain outstanding following completion of the Arrangement. See “The Arrangement – Treatment of Equal Securities Pursuant to the Arrangement – Convertible Debentures” beginning on page 29.

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Certain Unaudited Prospective Financial and Operating Information

Equal does not as a matter of course make long-term projections as to its future revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Equal is including the following summary of the unaudited prospective financial and operating information because it was made available to the Board and GHS, in connection with their respective evaluations of the Arrangement, and GHS was authorized to rely upon such information for purposes of its analysis and opinion. The inclusion of this information should not be regarded as an indication that any of Equal, GHS or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the management of Equal was, in general, prepared solely for their internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Equal Shareholders are urged to review Equal’s public filings for a description of risk factors with respect to Equal’s business, as well as the section of this Circular entitled “Risk Factors” beginning on page 97; see also “Cautionary Statement Regarding Forward-Looking Information and Statements” beginning on page 21 and “Where You Can Find Additional Information” beginning on page 108. The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial and operating information. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Equal. Neither Equal’s independent registered public accounting firm nor any other independent accountant has compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Equal contained in Equal’s Annual Report on Form 10-K and in the annual information form for the fiscal year ended December 31, 2012, relates to Equal’s historical financial information. That report does not extend to the unaudited prospective financial and operating information and should not be read to do so. Furthermore, the following unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. For the purposes of the tables set forth below, EBITDA is generally the amount of the relevant company’s earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses for a specified time period.

The following tables reflect the material unaudited prospective financial and operating data regarding Equal provided to the Board in connection with its evaluation of the Arrangement and provided to GHS, which were authorized to rely upon such data for purposes of their respective analyses and opinion. The data reflects certain oil and gas pricing assumptions and operational results reviewed and discussed with Equal management.

Selected Projected Information Provided by Management	2013(1)	2014(2)
‘(USD$ in millions)
Revenues	66.3	78.3
EBITDA	32.0	44.0

(1)	Management financial estimates based on NYMEX forward strip pricing as of November 26, 2013
(2)	Management financial estimates based on NYMEX forward strip pricing as of December 4, 2013

Ranges Across Implied Shareholder Rate of Return Scenario*	2014		2015		2016
	Low	High	Low	High	Low	High
‘(USD$ in millions)
Assuming 517 Mboe EURs:
Equivalent daily production (Boe/day)	7,411	7,411	8,326	8,326	9,128	9,128
Net cash flow	(13.1)	(5.2)	(0.6)	0.5	0.1	5.8
PV-10 of Reserves at end of period	220.7	313.7	241.4	341.2	254.9	358.5
Revenues	70.2	89.2	77.0	97.0	83.4	104.5
EBITDA	41.9	59.7	46.0	64.8	50.0	67.3

Assuming 600 Mboe EURs:
Equivalent daily production (Boe/day)	7,814	7,814	8,981	8,981	10,003	10,003
Net cash flow	(10.7)	(2.3)	(2.9)	5.4	(0.5)	12.8
PV-10 of Reserves at end of period	236.5	335.3	263.5	371.4	278.7	391.1
Revenues	73.2	93.0	82.4	103.8	90.9	113.9
EBITDA	44.0	62.6	49.7	69.9	55.1	76.8

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*	Assumes that (1) Equal drills 15 wells per year and (2) through forced pooling, Equal is able to increase its working interest from approximately 35% on average (used in Equal’s Reserves Evaluation) to an assumed 95%. Production forecast is based on the Reserves Evaluation for producing reserves plus new wells which produce based on the forecasted EUR well production performance. The 517 Mboe EUR matches the average gross well EUR as estimated in the Reserves Evaluation. The 600 Mboe EUR scenarios represent top decile performance sensitivities and are not representative of historic average well performance. The ranges shown also reflect the NGL pricing variations (35-53% of WTI) shown in the section of this Circular entitled “The Arrangement – Fairness Opinion – Implied Shareholder Rate of Return Analysis”.

Realized Pricing Assumptions*	2013	2014	2015	2016

Oil Price (USD$/Bbl)	98.89	91.52	85.19	81.26
Gas Price (USD$/Mcf)	2.98	3.56	3.67	3.73

*	Based on Equal realized forward pricing curve of oil and gas commodity prices as reported on the NYMEX as of December 4, 2013.

Financing of the Arrangement

It is a condition to the obligations of Petroflow and Petroflow Sub to complete the Arrangement that either Petroflow or Petroflow Sub has received the proceeds of Financing for the purposes of financing the transactions contemplated by the Arrangement Agreement and related fees and expenses. If the Financing is not completed due to Petroflow’s breach of its covenant to obtain the Financing and Equal is not then in breach of the Arrangement Agreement in a manner that would cause the conditions to the obligations of Petroflow Sub and Petroflow under the Arrangement Agreement to not be satisfied, the Arrangement may not be completed, in which case Petroflow would be required to pay a reverse termination payment to Equal in the amount of USD$2,000,000, pursuant to the Arrangement Agreement.

See Section 10.2(f) of the Arrangement Agreement, which is attached as Appendix A to this Circular, for full particulars relating to the Reverse Termination Payment.

Lock-Up Agreements

The directors and officers of Equal and its subsidiaries have entered into Lock-Up Agreements with Petroflow and Petroflow Sub pursuant to which they have agreed, among other things, to vote the Equal Shares beneficially owned or controlled by them in favour of the Arrangement Resolution. At the Record Date of [—], the directors and officers of Equal and its subsidiaries beneficially owned or controlled 693,065 Equal Shares, representing approximately 1.9% of the Equal Shares outstanding. The form of Lock-Up Agreement is attached to the Circular as Appendix E.

Among other things, pursuant to the Lock-Up Agreements, the directors and officers of Equal and its subsidiaries have agreed:

•	to vote all of the Equal Shares owned or over which control is exercised, on or before the tenth business day prior to the date of the Meeting, in support of the Arrangement Resolution and any other matter to be considered at the Meeting, which is reasonably necessary for the consummation of the Arrangement;

•	not to directly or indirectly solicit, approve or do certain other things in relation to an Acquisition Proposal (as described below under the section of this Circular entitled “The Arrangement Agreement” beginning on page 57);

•	not to take any action of any kind which could reasonably be expected to delay or interfere with the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement or the Lock-Up agreement;

•	to waive any rights to dissent with respect to the Arrangement Resolution;

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any representation or warrant of such party (or by Petroflow if such party is Petroflow Sub) in the Arrangement Agreement being untrue or incorrect or (C) the operation of the notice and cure provisions of the Arrangement Agreement, in each case if on or after the date of the Arrangement Agreement and prior to the termination of the Arrangement Agreement, an Acquisition Proposal is publicly announced or otherwise publicly disclosed and not publicly withdrawn or abandoned within five business days prior to the Meeting, and within twelve months following the termination of the Arrangement Agreement (A) any Acquisition Proposal is consummated, (B) an agreement to consummate any Acquisition Proposal is entered into or (C) the Board approves or recommends any Acquisition Proposal, and in the case of (B) or (C), such Acquisition Proposal is consummated, in which case the Termination Payment shall be paid promptly on the date such Acquisition Proposal is consummated.

In the event that, prior to a Termination Payment Event, the Arrangement Agreement is terminated by Equal due to the fact that (i) subject to the notice and cure provisions provided for in the Arrangement Agreement, Petroflow Sub or Petroflow is in default of a covenant or obligation, including its covenant with respect to obtaining the Financing, under the Arrangement Agreement, such that the reciprocal conditions of the parties or the conditions to the obligations of Equal would be incapable of satisfaction, provided that Equal is not then in breach of the Arrangement Agreement in a manner that would cause the conditions to the obligations of Petroflow Sub and Petroflow under the Arrangement Agreement to not be satisfied or (ii) subject to the notice and cure provisions provided for in the Arrangement Agreement, any representation or warranty of Petroflow Sub or Petroflow under the Arrangement Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition to the obligations of Equal relating to the accuracy of representations and warranties of Petroflow and Petroflow Sub, would be incapable of satisfaction, provided Equal is not then in breach of the Arrangement Agreement in a manner that would cause any conditions to the obligations of Petroflow Sub or Petroflow not to be satisfied, then Petroflow must pay or cause to be paid to Equal by wire transfer in immediately available funds to an account designated by Equal an amount equal to USD$2,000,000 (the “Reverse Termination Payment”) on the first business day immediately following such termination by Equal.

See Section 10.2 of the Arrangement Agreement, which is attached as Appendix A to this Circular, for full particulars relating to the Termination Payment and Reverse Termination Payment.

Amendment

The Arrangement Agreement provides that it shall not be varied in its terms or amended by oral agreement or otherwise other than by an instrument in writing dated subsequent to the date of the Arrangement Agreement executed by a duly authorized representative of each party.

Governing Law

The Arrangement Agreement is governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

MINORITY APPROVAL

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent. MI 61-101 provides that, in certain circumstances, where a related party of an issuer is entitled to receive a “collateral benefit” in connection with an arrangement transaction (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee or director of an issuer where (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transaction; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially own, or exercise control or direction over, less than 1% of the

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APPENDIX C

December 6, 2013

The Board of Directors

Equal Energy Ltd.

2700, 500 - 4th Avenue S.W.

Calgary, Alberta T2P 2V6

Members of the Board of Directors:

We understand that the Board of Directors has determined it is advisable to obtain a fairness opinion with respect to proposed acquisition of Equal Energy Ltd. and its subsidiaries (the “Company”), by Petroflow Energy Corporation, a Delaware corporation (“Parent”) through one of its subsidiaries, Canada Acquisition Corp., a corporation existing under the laws of Alberta (“Acquiror”), pursuant to an Arrangement Agreement, draft dated as of December 6, 2013 (the “Arrangement Agreement”), among Parent, the Company and Acquiror (the “Transaction”). Unless otherwise defined herein, the capitalized terms shall have the respective meanings set forth in the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, each holder of a Common Share shall be entitled to receive, for each outstanding Common Share, US $5.43 in cash (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Arrangement Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders exercising Dissent Rights and Excluded Holders (as defined below)) of the Consideration to be received by such holders in the Transaction.

Global Hunter Securities, LLC (“GHS”) acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. In connection with the services provided as financial advisor with respect to this Transaction, GHS has received a monthly advisory fee and will receive a fee based on the aggregate consideration paid by the Acquiror upon consummation of the Transaction. Also in connection therewith, the Company has agreed to reimburse us for our out-of-pocket and incidental expenses and to indemnify us for certain liabilities arising out of our being engaged as financial advisor. With respect to this fairness opinion, GHS shall receive a fixed fee, upon first rendering the fairness opinion, regardless of the conclusions contained in the fairness opinion or whether or not the Transaction is consummated.

This opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company, any other related or unrelated transactions by the Company or the Company’s underlying business decision to effect the Transaction. This opinion does not constitute a recommendation to any holder of Common Shares as to how such holder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to be received by each holder of a Common Share pursuant to the Arrangement Agreement (excluding holders exercising Dissent Rights). In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or by those parties within the scope of subsection 8.1(2) of MI 61 101, or by any class of such persons (collectively, “Excluded Holders”), relative to the Consideration or otherwise. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Arrangement Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Arrangement Agreement will comply with all material terms of the Arrangement Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Arrangement Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Common Shares; (vii) reviewed the Arrangement Agreement and other collateral documents; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal in connection herewith. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. This opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received for each Common Share (excluding Common Shares held by holders exercising Dissent Rights and by Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders of Common Shares.

This opinion is provided for the benefit of the Board of Directors (solely in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction. The issuance of this opinion has been approved by a fairness opinion committee of GHS. This opinion may be included in its entirety in any document distributed to the Company’s shareholders in connection with the Transaction, but may not summarized, excerpted from or otherwise publicly referred to in any manner, for any purpose whatsoever except with our prior written consent in each instance.

Very truly yours,

/s/ Global Hunter Securities, LLC

GLOBAL HUNTER SECURITIES, LLC